Exhibit 99.1

Origin Agritech Limited (“Origin” or the “Company”), an agriculture technology company in China, is filing its unaudited financial results for the first half of FY2026 ended March 31, 2026, prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP).

FINANCIAL RESULTS OVERVIEW

The Company reported net revenue of RMB49.2 million (US$7.1 million) during the first half year of FY2026, compared to RMB72.3 million for the first half year of FY2025. The decrease was primarily due to the strategic transition in the Company's product portfolio as we’re focusing more on the sales of new corn seed products and reducing the external seed tolling service.

Total operating expenses for the first half year of FY2026 were RMB18.4 million (US$2.7 million), down 44% from RMB32.8 million for the same period a year ago. The decrease was mainly from the drop in general and administrative expenses. Selling and marketing expenses for the first half year of FY2026 were RMB5.1 million (US$0.7 million), compared to RMB2.6 million a year ago, an increase of 93%. The increase in selling and marking expense is attributed to the expansion of sales personnel and the intensified marketing and promotion efforts for new products. General and administrative expenses decreased 70% to RMB7.6 million (US$1.1 million), down from RMB25.0 million a year ago. Research and development expenses for the first half year of FY2026 were RMB5.7 million (US$0.8 million), up 11% from RMB5.2 million a year ago. Research and development expenses increased due to the development of new proprietary products.

Total operating loss for the first half year of FY2026 was RMB12.9 million (US$1.9 million), compared to total operating income of RMB24.7 million reported a year ago, an improvement of 47.8%. The decline in total operating loss was mainly due to the drop in total operating expenses.

The interest expense during the first half year of FY2026 was RMB1.6 million (US$0.2 million), compared to interest expense of RMB0.5 million reported a year ago. The increase is mainly attributable to a higher amount of borrowed funds.

Net loss attributable to the Company for the first half year of FY2026 was recorded at RMB14.4 million (US$2.1 million), compared to the net loss of RMB25.6 million a year ago. The decline in the net loss was due to the drop in general and administrative expenses.

Net loss per ordinary share for the first half of FY2026 was RMB1.21 (or US$0.17), compared to the net loss per share of RMB3.55 during the same period a year ago.

Balance Sheet

As of March 31, 2026, cash and cash equivalents were RMB13.4 million (US$1.9 million), a decrease of RMB2.5 million from the cash and cash equivalents of RMB15.9 million as of September 30, 2025.

As of March 31, 2026, total liabilities were RMB168.1 million, in which total current liabilities were RMB155.6 million (US$22.5 million) and long term liabilities were RMB12.5 million.

As of March 31, 2026, total assets were RMB92.6 million (US$13.4 million), in which total current assets were RMB60.8 million (US$8.8 million), and non-current assets were RMB31.7 million (US$4.6 million).

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

		Six Months Ended March 31,
		2025	2026	2026
		RMB'000	RMB'000	USD'000
	Notes	(Unaudited)	(Unaudited)	(Unaudited)
Revenues		72,341	49,235	7,116
Cost of revenues		(64,240)	(43,728)	(6,320)
Gross profit		8,101	5,507	796

Operating expenses:
Selling and marketing		(2,640)	(5,103)	(737)
General and administrative		(24,978)	(7,553)	(1,092)
Research and development		(5,153)	(5,726)	(828)
Total operating expenses, net		(32,771)	(18,382)	(2,657)

Loss from operations		(24,670)	(12,875)	(1,861)
Interest expense, net		(461)	(1,614)	(233)
Other non-operating income, net		328	81	12
Income before income taxes from operations		(24,803)	(14,408)	(2,082)

Income tax expense	1	(34)	(30)	(4)
Net loss		(24,837)	(14,438)	(2,086)
Less: Net income (loss) attributable to non-controlling interests		747	(59)	(9)
Net loss attributable to Origin Agritech Ltd.		(25,584)	(14,379)	(2,077)

Other comprehensive loss:
Net loss		(24,837)	(14,438)	(2,086)
Foreign currency translation difference		(295)	60	9
Comprehensive loss		(25,132)	(14,378)	(2,077)
Less: Comprehensive income (loss) attributable to non-controlling interests		747	(59)	(9)
Comprehensive loss attributable to Origin		(25,879)	(14,319)	(2,068)

Basic and diluted net loss per share attributable to Origin Agritech Limited	2	(3.55)	(1.21)	(0.17)
Shares used in calculating basic and diluted net loss per share		7,198,422	11,924,349	11,924,349

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

		3/31/2025	9/30/2025	3/31/2026
		RMB'000	RMB'000	RMB'000	US$'000
	Notes	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents		2,400	15,875	13,370	1,932
Restricted cash		-	27	2	-
Accounts receivable		5,790	3,451	4,739	685
Due from related parties	3	8,018	10,106	3,937	569
Advances to suppliers	4	35,015	21,511	11,367	1,643
Inventories	5	9,320	14,433	24,801	3,584
Other current assets	6	1,717	673	2,615	378
Total current assets		62,260	66,076	60,831	8,791
Plant and equipment, net	7	23,023	28,819	28,865	4,172
Acquired intangible assets, net		1,662	2,077	2,419	350
Lease Asset		128	3,675	457	66
Other assets		1,638	-	-	-
Total assets		88,711	100,647	92,572	13,379

Liabilities, minority interests and shareholders’equity
Current liabilities:
Borrowings	8	4,950	7,950	9,450	1,366
Accounts payable		9,795	12,056	14,072	2,034
Due to related parties	3	24,612	25,766	26,098	3,772
Contract liabilities		43,212	46,837	38,569	5,574
Income tax payable		764	435	435	63
Lease Liability - current		63	303	17	2
Other payables and accrued expenses	9	62,266	55,985	66,977	9,679
Total current liabilities		145,662	149,332	155,618	22,490
Lease Liability - noncurrent		65	2,341	-	-
Other long-term liability	10	5,632	10,490	12,468	1,802
Total liabilities		151,359	162,163	168,086	24,292

Shareholders’ deficit:
Additional paid-in capital		604,524	638,326	638,326	92,252
Retained deficit		(606,438)	(634,182)	(648,561)	(93,731)
Treasury stock at cost (20,523 and 14,986 shares as of March 31, 2025 and 2026, respectively)		(6,133)	(4,461)	(4,461)	(645)
Accumulated other comprehensive loss		(23,111)	(23,019)	(22,959)	(3,318)
Total shareholders’ deficit		(31,158)	(23,336)	(37,655)	(5,442)
Non-controlling interest		(31,490)	(38,180)	(37,859)	(5,471)
Total equity deficit		(62,648)	(61,516)	(75,514)	(10,913)

Total liabilities and deficit		88,711	100,647	92,572	13,379

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (UNAUDITED)

	Equity attributable to Origin Agritech Limited
					Accumulated
			Additional		Other		Non-
			Paid-in	Accumulated	Comprehensive	Treasury	controlling	Total
	Common stock		Capital	Deficit	Loss	Stock	Interests	Equity
	Shares*	Amount		Unrestricted
		RMB	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of September 30, 2024	6,561,107	-	578,512	(580,854)	(22,816)	(6,133)	(27,308)	(58,599)
Net loss for the year	-	-		(25,584)	-	-	747	(24,837)
Share-based compensation expense	-	-	7,415	-	-	-		7,415
Business disposal	-	-		-	-	-	(4,629)	(4,629)
Dividend	-	-		-	-	-	(300)	(300)
Issuance of common shares	1,055,000	-	18,597	-	-	-	-	18,597
Translation adjustments	-	-		-	(295)	-	-	(295)
Balance as of March 31, 2025	7,616,107		604,524	(606,438)	(23,111)	(6,133)	(31,490)	(62,648)

Balance as of September 30, 2025	11,924,349	-	638,326	(634,182)	(23,019)	(4,461))	(38,180))	(61,516)
Net loss for the year	-	-		(14,379)	-	-	(59)	(14,438)
Capital contribution	-	-	-	-		-	380	380
Translation adjustments	-	-		-	60	-	-	60
Balance as of March 31, 2026	11,924,349		638,326	(648,561)	(22,959)	(4,461)	(37,859)	(75,514)
In US$ @	6.9194		92,252	(93,731)	(3,318)	(645)	(5,471)	(10,913)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six Months Ended March 31,
	2025	2026
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Operating activities	(11,773)	(1,816)

Investing activities:
Purchase of plant and equipment	(4,142)	(1,259)
Net cash used in investing activities	(4,142)	(1,259)

Financing activities:
Proceeds from issuance of common stock	10,550	-
Proceeds from due to related parties	-	262
Repayment of due to related parties	(15)	(132)
Dividends paid to minority shareholders	(300)	-
Capital contribution	-	380
Net cash provided by financing activities	10,235	510
Net decrease in cash and cash equivalents	(5,680)	(2,565)
Cash and cash equivalents, beginning of year	8,375	15,875
Effect of exchange rate changes on cash and cash equivalents	(295)	60
Restricted cash	-	(25)
Cash and cash equivalents, end of the year	2,400	13,370

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	INCOME TAXES

Origin Agritech and its subsidiaries, State Harvest and Origin BioScience are incorporated in the British Virgin Islands and are exempted from income tax under the laws of the British Virgin Islands. State Harvest’s subsidiaries and State Harvest’s variable interest entity, Hainan Aoyu, and its majority-owned subsidiaries (together, the “PRC entities”) were incorporated in the PRC and are governed by the PRC laws.

The applicable tax rates of the PRC Enterprise Income Tax (“EIT”) was changed from 33% to 25% on January 1, 2008, according to the Corporate Income Tax Law. The preferential tax rate previously enjoyed by the PRC entities was gradually transitioned to the new standard rate of 25% over a five-year transitional period. In addition, article 28 of the new tax law states that the income tax rate of a “high technology” company (high-tech status) will remain at 15%. Currently, the applicable tax rate applying on Origin Group Companies in PRC is mainly at 25%, whilst our Xingjiang operational company enjoys 15% preferential tax rate.

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest, and penalties related to tax years, which are still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until March 31, 2026, the management considered that the Company had no uncertain tax positions affecting its consolidated financial position. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years.

The current and deferred components of income tax expense are as follows:

	Six months ended March 31,
	2025	2026
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Current income tax expense	34	30
Deferred income tax benefit	-	-
Total	34	30

2.	INCOME/(LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Six months ended
	March 31,
	2025	2026
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to Origin Agritech Limited	(25,584)	(14,379)

Denominator:
Average number of ordinary shares outstanding - basic and Diluted	7,198,422	11,924,349

Basic and Diluted Per Share Data:
Basic and diluted loss per share attributable to Origin Agritech Limited:	(3.55)	(1.21)

For the six months ended March 31, 2025 and 2026, the effect of the outstanding options was anti-dilutive.

3.	RELATED PARTY BALANCES AND TRANSACTIONS (In RMB’000)

(1) Related party relationships

Name of related parties	Relationship
Beijing Shihui(i)	Being owned by close family members of the Company’s Chairman
Linze Origin Seeds Ltd.(i)	Being owned by close family members of the Company’s Chairman
Henan Yingde Agricultural Ltd.	Being owned by close family members of the Company’s Chairman
Beijing Liantaide Biotechnology Co., Ltd.	Being owned by close family members of the Company’s Chairman
Shareholders	Non-controlling shareholders of Hubei Aoyu, Anhui Aoyu,Anhui Agriculture, Xuzhou, Agriculture, Shandong Aoruixinong, Henan Aoyu, Hubei Agriculture

(1) Due from related parties, net of allowance for credit loss

	September 30,	March 31,
	2025	2026
	RMB'000	RMB'000
	(Audited)	(Unaudited)
Linze Origin Seeds Ltd	45	45
Beijing Shihui	17,140	17,140
Shareholders (i)	2,535	3,017
Companies controlled by the Company’s directors	7,570	920
The Close family of the Company’s Chairman	6	5
Total	27,296	21,127
Allowance for credit loss	17,190	17,190
Due from related parties, net	10,106	3,937

Note (i): As of March 31, 2026, due from shareholders was RMB3.0 million, which related to the sales of seeds amounting to RMB1.3 million and advances for business use purpose amounting to RMB1.7 million.

(2) Due to related parties

	September 30,	March 31,
	2025	2026
	RMB'000	RMB’000
	(Audited)	(Unaudited)
Shareholders (i) (ii)	12,058	13,917
The Company’s Chairman	6,914	6,737
YingDe (i)	5,870	4,520
Beijing Liantaide	647	647
Chief Executive Officer	200	200
The close family of the Company’s Chairman	77	77
	25,766	26,098

Note (i): In the ordinary course of business, the Company purchases raw materials from and sells products to related parties, and related parties also provide cash payments to fund the Company’s operations.

Note (ii): As of March 31, 2026, the balances due to shareholders were RMB13.9 million, of which in relation to the borrowings in nature amounted to RMB6.2 million, which were unsecured, interest-bearing, and repayable on demand; accrued interests costs amounted to RMB1.1 million, and advances in relation to the Sales of seeds amounted to RMB6.6 million.

(3) Transactions with related parties

(a) Sales to

	Six months ended
	March 31,
	2025	2026
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Shareholders (Note i)	—	1,632
	—	1,632

Note(i): Sales related to shareholders were RMB-nil- million and RMB1.63 for six months ended March 31, 2025 and 2026, respectively, the selling prices of transaction are referenced to market prices.

(b) Purchase from

	Six months ended
	March 31,
	2025	2026
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Liantaide	2,656	—
	2,656	—

(c) Borrowing

	Six months ended
	March 31,
	2025	2026
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Shareholders (Note i)	—	262
	—	262

Note (i) : The borrowing interest rates are between 4.5% and 6% and repayable on demand.

(d) Interest accrual

	Six months ended
	March 31,
	2025	2026
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Shareholders	74	132
	74	132

4.	ADVANCES TO SUPPLIERS

	September 30,	March 31,
	2025	2026
	RMB’000	RMB’000
	(Audited)	(Unaudited)
Prepayments for purchasing seed	19,003	6,111
Prepayments for purchasing packaging	654	148
Deposits for research and development fee	1,127	3,612
Prepayments for professional fee	347	-
Prepayments for advertising fee	-	174
Others	380	1,322
	21,511	11,367

5.	INVENTORIES

Total inventories were RMB 24.8 million as of March 31, 2026, up 72% from RMB14.4 million for the period ended September 30, 2025. As of September 30, 2025, inventories were comprised of raw materials of RMB 0.7 million, finished goods of RMB 0.6 million, work in progress of RMB 17.2 million and a provision of RMB 4.1 million. As of March 31, 2026, inventories were comprised of raw materials of RMB 0.3 million, finished goods of RMB 14.2 million, work in progress of RMB 14.4 million and a provision of RMB 4.1 million.

	September 30,	March 31,
	2025	2026
	RMB’000	RMB’000
	(Audited)	(Unaudited)
Raw materials	725	296
Finished goods	608	14,218
Work in progress	17,200	14,387
Provision	(4,100)	(4,100)
	14,433	24,801

6.	OTHER CURRENT ASSETS

	September 30,	March 31,
	2025	2026
	RMB’000	RMB’000
	(Audited)	(Unaudited)
Advances to staff for business use	405	426
Deposits for rental	13	-
Value-added tax credit refund	-	557
Receivables from third parties	18	1,500
Others	237	132
	673	2,615

7.	PLANT AND EQUIPMENT, NET

During the six months ended March 31, 2025 and 2026, the Group acquired assets at a cost of RMB 4,757 and RMB 1,259, respectively. No assets were disposed of by the Group during the six months ended March 31, 2025 and 2026.

No impairment loss was recognized for the six months ended March 31, 2025 and 2026.

9.	BORROWINGS

Borrowings consisted of the following:

	September 30,	March 31,
	2025	2026
	RMB’000	RMB’000
	(Audited)	(Unaudited)
Borrowing from Agricultural Bank of China under Xinjiang Origin, due on September 22, 2026 with annual interest rate of 3.0%, secured by Xinjiang Origin’s properties and land use right	4,950	4,950
Borrowing from Industrial and Commercial Bank of China under Xinjiang Origin, due on July 25, 2026 with annual interest rate of 3.3%, secured by Xinjiang Origin’s properties and land use right	3,000	3,000
Borrowing from Beijing Rural Commercial Bank under Beijing Agritech, due on December 29, 2026 with annual interest rate of 2.8%, belongs to a credit loan		1,500
Short-term borrowings	7,950	9,450

10.	OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

	September 30,	March 31,
	2025	2026
	RMB’000	RMB’000
	(Audited)	(Unaudited)
Payables for the purchase of plant and equipment	823	1,309
Professional fees payable	5,102	800
Salaries and bonuses payable	8,863	8,427
Accrued interest expenses	852	269
Deferred government subsidies	363	363
Payables for penalty	5,282	3,000
Payables for third party (i)	18,833	17,484
Borrowings from a third party (i)	15,537	19,651
Stock issuance and options	—	14,584
Others	330	1,090
	55,985	66,977

Note (i) : Payables and borrowings from third parties were RMB37.1 million and RMB34.4 million as of March 31, 2026 and September 30, 2025, respectively.

11.	OTHER LONG-TERM LIABILITY

For the six months ended March 31, 2026 and September 30, 2025, the Company received subsidies of RMB2.16 million and-nil- million from the local PRC government on equipment projects. The non-current portion of such government subsidies were recorded as a long-term liability, which would be amortized over the estimated useful lives in relation to the plant & equipment and land use right.

12.	COMMITMENTS AND CONTINGENCIES

Legal proceeding

Hebei Zhaoyu Breeding Industry Group Co., Ltd. believed that the corn seed Liyu 16 sold by Hubei Aoyu infringed its plant new variety rights of corn seed Liyu 88. In April 2024, the Intermediate People’s Court of Lanzhou City, Gansu Province, judged that Hubei Aoyu had infringed the product, and the Hubei Aoyu was required to pay RMB 3 million of economic losses. Hubei Aoyu has applied for a second trial to the Intellectual Property Court of the Supreme People’s Court in August 2024, and the second trial has not yet been held, and the Company has accrued liabilities of RMB 3 million.

Other obligations

On February 1, 2026, the Company entered into three Securities Purchase Agreements with two individual investors and one investment company to sell 2,000,000 ordinary shares for a total gross subscription amount of US$2.8 million，to be paid in two installments. The first installment of US$2.1 million was paid in February 2026, and the second installment is due in August 2026. As of May 21, 2026, the 2,000,000 ordinary shares have not yet been issued.